

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2012

<u>Via E-Mail</u>
Mr. Mario E. Rodriguez
Chief Executive Officer
Northern Tier Energy, Inc.
38C Grove Street, Suite 100
Ridgefield, Connecticut 06877

> **Re: Northern Tier Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 13, 2011**
> **File No. 333-178457**
>
> **Northern Tier Energy LLC**
> **Northern Tier Finance Corporation**
> **Registration Statement on Form S-4**
> **Filed December 13, 2011**
> **File No. 333-178458**

Dear Mr. Rodriguez:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Where a comment on disclosure in one location also relates to disclosure which appears elsewhere, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the marked version of the amended filing where the responsive disclosure is located. This will expedite our review of the filing.

2.   Please update all disclosure to the latest practical date. For example, please provide updated executive compensation disclosure for the year just ended. Please also fill in all blanks other than the information that Rule 430A permits you to omit. Use brackets to identify information that is subject to change prior to effectiveness.

3.   Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendment once a price range is included and the related information now appearing blank throughout the document has been provided.

4.   Please advise us regarding the status of your application to list on the New York Stock Exchange, and provide updated disclosure as appropriate.

5.   Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a telephone call, from FINRA, stating that FINRA has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.

6.   Please send us the supporting documentation for all of the statistical and similar claims you make in your prospectus. For example, we refer you to the claims on page 3 regarding the number of operating domestic refineries and the related capacity. We also note your claim at page 2 that "[o]f the 27 operable refineries in the PADD II region, only three have a Nelson complexity index higher than [yours]." Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the claims you make in your prospectus. In addition, please tell us whether your source material is publicly available, and whether you paid any compensation for the receipt of such information.

Industry and Market Data, page ii

7.   We note your statement on page ii that you have not independently verified the industry data and certain other statistical information used in your prospectus, and "can not assure you of the accuracy or completeness of such information contained in this prospectus." Under the federal securities laws, you are responsible for all information contained within your registration statement, and you should not include language that suggests otherwise. Please revise or eliminate this statement.

Prospectus Summary, page 1

8.   Please refer to the following statement on page 5: "Our refinery recorded an average of 0.62 and 0.41 recordable incidents during the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively." Please briefly define this injury frequency rate. The same disclosure appears on page 123.

Risk Factors, page 21

Our liquidity may be adversely affected by a reduction in third party credit, page 22

9.   Please quantify the portion of your crude oil and other feedstock purchases for which you rely on third party credit.

If we are required to obtain our crude oil supply…, page 37

10.   Please quantify the portion of your crude oil supply which you purchase through JPM CCC under the crude oil supply and logistics agreement.

In certain cases, payments under the Tax Receivables Agreements, page 45

11.   Where you state that if you elected to terminate the Tax Receivable Agreements early you would be required to make an immediate payment, please provide an estimate of what the payment would be, assuming a recent date.

Use of Proceeds, page 59

12.   We note your disclosure that a portion of the net proceeds will be retained by NTI LLC for general corporate purposes. Please note that you will need to disclose this capital allocation in greater detail, depending on the materiality of the amounts involved. Briefly discuss the principal reasons for the offering at this time. See generally Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 75

Description of Our Indebtedness, page 109

Senior Secured Asset-Based Revolving Credit Facility, page 109

13.   Please describe in greater detail the restrictive covenants in Article VI of your credit agreement and in Article III of your indenture.

Business, page 118

14.   Please enlarge the font for the text which appears in the graphic on page 125, as currently the text is not legible.

Management, page 145

15.   Please provide complete five-year sketches which retain no gaps or ambiguities regarding the time that positions began or ended during the period. Refer to the sketches for Messrs.

Rodriguez, Kuchta, Aronson and Ginns, for example. For Messrs. Aronson and Ginns, clarify when they founded ACON Investments, L.L.C.

Compensation Discussion and Analysis, page 152

16.   We note your stated emphasis on aligning the interests of your named executive officers and your other equity holders. Please disclose whether the company has any equity ownership requirements or guidelines, as well as any policy regarding hedging the economic risk of such ownership. See Item 402(b)(2)(xiii) of Regulation S-K.

Long-Term Incentive Plan, page 157

17.   Please disclose whether you will have any policy in place regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award of payment. See Item 402(b)(2)(viii) of Regulation S-K.

Statements of Operations, page F-3

Statements of Income, page F-27

18.   We note from your disclosures on pages F-13 and F-42 that Northern Tier Investors LLC ("NTI LLC") has been treated as a "pass-through" entity for U.S. federal income tax purposes, and therefore no recognition has been given to federal income taxes in the financial statements. We also note your disclosure on page 66 that states Northern Tier Energy, Inc. will become subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income of NTI LLC, and taxed at the prevailing corporate tax rates after the closing of this offering. Since you will no longer be tax exempt upon the closing of the offering, please revise to provide pro forma tax and earnings (loss) per share data on the face of your statements of operations and income for at least the most recent partial fiscal year and subsequent interim period; we encourage this pro forma presentation for all periods.

Exhibits

19.   Please file all omitted exhibits, including counsel's opinion, as soon as practicable. In addition, please file the form of lock-up agreement, your crude oil supply and logistics agreement with JPM CCC, your agreement with Marathon to supply substantially all of the gasoline and diesel requirements of 90 independently owned and operated Marathon-branded convenience stores, the transition services agreement with Marathon, and the management services agreement with ACON Management and TPG Capital.

<u>Registration Statement on Form S-4</u>

<u>General</u>

20.   We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues relating to the review of your Form S-1 have been resolved.

21.   It appears that you are registering the new 10.50% Senior Secured Notes due 2017 in reliance on our position enunciated in the <u>Exxon Capital Holdings Corp.</u>, SEC No-Action Letter (April 13, 1989). See also <u>Morgan Stanley & Co. Inc.</u>, SEC No-Action Letter (June 5, 1991) and <u>Shearman & Sterling</u>, SEC No-Action Letter (July 2, 1993). Accordingly, with your next amendment please submit on EDGAR a supplemental letter to us stating that you are registering the exchange offer in reliance on our position in these letters. The supplemental letter should include the representations contained in the <u>Morgan Stanley</u> and <u>Shearman & Sterling</u> no-action letters. If you are not relying on this line of no-action letters, please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filings; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offerings of the securities specified in the above registration statements. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statements.

You may contact Don Delaney (Staff Accountant) at (202) 551-3863 or Shannon Buskirk (Staff Accountant) at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman Von Holtzendorff (Staff Attorney) at (202) 551-3237 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director